UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

INHIBIKASE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45719W106

(CUSIP Number)

December 22, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSON(S) Milton H. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,441,623
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,441,623
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,441,623
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.1%(*)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(*) Based on 10,050,849 shares of common stock of Inhibikase Therapeutics, Inc. (the “Company”) outstanding upon the closing of the Company’s initial public offering on December 28, 2020 (as reported by the Company in its prospectus filed with the Securities and Exchange Commission on December 28, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended).

CUSIP No.	45719W106	13G	Page 2 of 4

Item 1(a). Name of Issuer:

Inhibikase Therapeutics, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of Inhibikase Therapeutics, Inc. is 3350 Riverwood Parkway SE, Suite 1900, Atlanta, Georgia 30339.

Item 2(a). Name of Person Filing

Milton H. Werner

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office is 3350 Riverwood Parkway SE, Suite 1900, Atlanta, Georgia 30339.

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

45719W106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k): Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover page.

(b)	Percent of class:

See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page.

CUSIP No.	45719W106	13G	Page 3 of 4

(iv)	Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable

CUSIP No.	45719W106	13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021	/s/ Milton H. Werner
Milton H. Werner, Ph.D.